Exhibit 99.4

Press Release

Statement on FTC challenge to proposed license agreement with Maze Therapeutics

Paris, December 11, 2023. Sanofi is disappointed with the Federal Trade Commission’s announcement that it is seeking a preliminary injunction against a proposed licensing agreement between Sanofi and Maze Therapeutics. The agreement, announced on May 1, 2023, is for MZE001, a glycogen synthase 1 (GYS1) inhibitor program that has completed Phase 1 and is in development for Pompe Disease, a rare, inherited and often fatal disorder that disables the heart and skeletal muscles.

We respectfully disagree with the action by the FTC which also delays potential advancements that could impact the lives of patients. The Maze partnership was designed to apply Sanofi’s resources, knowledge, and expertise to accelerate the development of MZE001, with the hope of addressing unmet medical needs for this devastating condition. The delay associated with a long litigation has led Sanofi to conclude that it would not be in the best interests of patients to contest this litigation and Sanofi will therefore be terminating the agreement with Maze in accordance with its terms. Sanofi remains committed to address the Pompe patient community’s unmet needs.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Sanofi Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | Corentine.Driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | Tarik.Elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | Nathalie.Pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact

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that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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